650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

February 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Lochhead
Terence O’Brien
Margaret Schwartz
Laura Crotty

Re:	4D Pharma plc
Registration Statement on Form F-4/A
Submitted February 16, 2021
File No. 333-250986

Ladies and Gentlemen:

On behalf of our client, 4D Pharma plc (“4D Pharma” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 18, 2021, relating to the above referenced Registration Statement on Form F-4 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement in an Amendment No. 4 (the “Amendment”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on February 16, 2021), all page references herein correspond to the Amendment.

austin    beijing    boston    brussels    hong kong    london    los angeles    new york

palo alto    san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

Securities and Exchange Commission
February 19, 2021

Amendment No. 3 to Registration Statement on Form F-4 Submitted on February 16, 2021

Business
Collaborations, page 195

1.	We note your disclosure added to page 196 regarding the Clinical Trial Collaboration and Supply Agreement with Merck KGaA, Darmstadt, Germany and Pfizer. Please revise to state the obligations of the parties under the agreement, including any financial terms

In response to the Staff’s comment, the Company has revised the language on page 196 to clarify the parties' obligations. We respectfully advise the Staff that, other than a de minimus reimbursement obligation upon termination, the collaboration agreement does not delineate any financial obligations other than to specify that supply of Bavencio for the Company’s clinical trials is without cost to the Company.

Exhibits

2.	We note the revised the legal opinion filed as Exhibit 5.1. Please reconcile the number of ordinary shares now included in the introduction paragraph of the opinion with the number of ordinary shares listed in the fee table to the registration statement.

In response to the Staff’s comment, the Company has included a revised opinion of Pinsent Masons LLP as Exhibit 5.1 to the Amendment.

3.	Please have counsel revise its opinion, filed as Exhibit 5.2, to revise the limitation on reliance in the last two sentences of the opinion. Refer to Staff Legal Bulletin No. 19, Section II.B.3.d.

In response to the Staff’s comment, the Company has included a revised opinion of Wilson Sonsini Goodrich and Rosati, P.C. as Exhibit 5.2 to the Amendment.

General

4.	We note that you have now included the warrants in the registration statement in response to our prior comment 3. However, because the warrants are exercisable within one year it appears the shares underlying the warrants must be registered at this time as well. Please revise the registration statement to include these shares. See Securities Act Sections C&DI Question 139.01.

In response to the Staff’s comment, the Company has revised the registration statement and the fee table to include the shares underlying the warrants.

* * * *

Securities and Exchange Commission
February 19, 2021

Please direct any questions regarding the Company’s responses or the Amendment to me at (650) 565-3514 or bfinkelstein@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein

cc:	Duncan Peyton, 4D Pharma plc

Steven Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.